## Contact

www.linkedin.com/in/danishsinha (LinkedIn)
www.gamestacy.com (Company)

## Top Skills

Game Development
Game Design
Unity

## Languages

Hindi (Native or Bilingual)
English (Full Professional)

## Certifications

Professional Vocal Warm Up
R Programming
An Introduction to Interactive Programming in Python
Developing Innovative Ideas for New Companies: The First Step in Entrepreneurship
The Data Scientist's Toolbox

## Honors-Awards

Top 10 Business Ideas for Women Empowerment

## Patents

Entertainment and educational platform enabling food preparation in virtual environment
System and method for enabling simulated social media experience

# Danish Sinha

Founder of Gamestacy | Building Gaming Metaverse | Fighting for Inclusivity and Diversity in Gaming
Bengaluru

## Summary

Passionate to create a more prosperous and exciting world through video games, digital economy, and business.

Over 7+ years producing highly effective results for Gamestacy, and PakkaProfile. Seasoned in building great game development teams and leading cross-functional teams across product development, marketing, media, finance, and business operations. Effective in developing joint effort between investors, product leads, and leading and mentoring tech team members. Three specialization's degrees, many certificates, and undergrad bachelors from Maryland, Michigan, CalArts, and SNU. Bilingual English and Hindi speaker with a background living and working in many parts of India (Bangalore, Mumbai, Delhi, Hyderabad, and other states).

Skills:
Intrapreneurship. Game Development. Leadership Training. Recruitment. Team Building. Marketing. Fundraising. Social Responsibility. User Acquisition Strategy. Staff Planning. Target Market Segment. Advertising. Project Management. Data and Insight Analysis. Market Research. Startup Development. KPI Tracking. Cross-functional Leadership. Market Research. Product Management. Product Development. Writer. Speaker. Brand Development & Strategy. Business Consulting. Go-to-market Strategy. Experimental Prototyping. Strategic Development for B2B and B2C. Virtual Reality. Augmented Reality. 2D/3D Simulation. Education Technology. Visualization Software. Ultra-Realistic Virtual Simulations.

Tools:
Unity. C#. Jira. GitHub. Firebase. Game Analytics. Google Analytics. Beamable. Excel. Outlook. PowerPoint. G Suites. Final Cut Pro. Design Thinking Tools: Business Model Canvas, 2x2s, etc. Adobe

Creative Suite. Photoshop. Illustrator. Zendesk. Hubstaff. Nielsen.
Eager willingness to learn #studentforlife

Extra:
-Hindi (Native), English (Fluent).
-Yoga, meditation, kalarippayattu, krav maga, and video games.
-Member of Isha Foundation, Gamedev.in and WeMake.Games.
-Disruptive innovation, investing, deep love for video games, and empowering humanity.

## Experience

### Gamestacy
Founder | CEO
August 2016 - Present (5 years 10 months)
Bengaluru, Karnataka, India

Gamestacy is building Influenzer, a social gaming platform empowering gamers to share gaming experiences and build user-generated levels & digital items. Selected by Google Games and partnership with Jio & Bemable, Gamestacy is on a mission to empower users to creative freedom & socialization, also promoting diversity and inclusion in gaming.

### Google
Google Games Accelerator
September 2021 - February 2022 (6 months)

Gamestacy was selected for Google Game Accelerator 2021 among the Top 30 Gaming Startups.

Google Games Accelerator is a program for top indie game startups from select emerging markets who are looking to supercharge their growth on Android.

This is a special edition of the Launchpad Accelerator program, designed in close collaboration with Google Play, featuring a comprehensive gaming curriculum and mentorship from top mobile gaming experts.

### PakkaProfile
Co-founder | CTO
February 2019 - March 2020 (1 year 2 months)
Bengaluru Area, India

We help companies hire and retain the right blue collared talent for the right job. We are collaborating with some of the best psychologists to measure in-depth traits and competencies for companies.

Finding their personality and competencies all of this through games alone, and understand the motivation of blue collared better and therefore help companies engage with them in a more meaningful manner.

### Entrepreneur First

Entrepreneur First Accelerator
January 2019 - July 2019 (7 months)
Bengaluru Area, India

Entrepreneur First is the world’s leading talent investor. We invest time and money in the world’s most talented and ambitious individuals.

EF is backed by some of the world's best entrepreneurs, including the founders of LinkedIn, DeepMind and Paypal, as well as top VCs from Silicon Valley and Europe.

## Education

### Michigan State University

Game Design and Development (Online Specialization), Computer Science · (2014 - 2016)

### California Institute of the Arts

Game Art & Design (Online Specialization), Game and Interactive Media Design · (2016 - 2019)

### University of Maryland

Entrepreneurship: Launching an Innovative Business (Online Specialization), Entrepreneurship/Entrepreneurial Studies · (2014 - 2015)

### Shiv Nadar University

Bachelor of Technology (BTech), Computer Engineering · (2012 - 2016)